Mail Stop 3561
      August 4, 2005

Adam Gatto
President
Barossa Coffee Company, Inc.
311 S. State, Suite 460
Salt Lake City, Utah 84111

      Re:	Barossa Coffee Company, Inc.
		Registration Statement on Form SB-2
      Filed July 11, 2005
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed July 27, 2005
		File No. 333-126514

Dear Mr. Gatto:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. If your prospectus is to be used before the effective date of the registration statement, please disclose prominently that the information in the prospectus will be amended or completed, a registration statement relating to these securities has been filed with the Securities and Exchange Commission, the securities may not be sold until the registration statement becomes effective, the prospectus is not an offer to sell the securities, and you are not soliciting an offer to buy in any state where offers or sales are not permitted. See Item 501(a)(10) of Regulation S-B.
2. Please disclose that you do intend to apply for listing of your shares in the OTC Bulletin Board as you disclose in the Risk Factors section.

Prospectus Summary
3. Please clarify that you have no product and you have not commenced any operations yet. Also, alert investors that you cannot assure that you will have any operations in the future, and even if you do, you may never become profitable.
4. Please disclose in the summary that you have received a going concern opinion from your auditors and disclose the dollar amount of losses you have incurred, so that readers are immediately aware of the substantial doubt about your ability to continue as a viable business entity.

The Offering
5. We note that the clearance of subscription payment in the escrow account may take as much as "10 business days." It appears that this period of time is so lengthy as to contradict the principle of a "prompt" refund of the subscription amount and is, therefore, unacceptable. You may indicate that persons subscribing on the last two or three days may take an extra day or two beyond the termination date to clear. In this connection, we generally expect funds to clear an account in a very short period of time. Please make the necessary changes throughout the prospectus as applicable.
Risk Factors
6. Several of your risk factor headings, as illustrated below in the partial list taken from the first page alone, do not identify the precise nature of harm that may result to your company. Please revise these risk factor headings so that each of them describes adequately the material adverse effect of that particular risk discussed.
* "As a start-up company or development stage entity, we do not know when, if ever, our proposed business may become profitable."
* "The amount of capital currently available to us is very limited and may not enable us to develop or expand our business and generate a profit."
* "We would not be able to continue our proposed business without the services of the individuals who comprise current management."

"You risk the loss of your entire investment if we are not able to continue as a going concern."
7. If you succeed in raising the minimum offering in this offering, please disclose the dollar amount you will require one year after the closing of the offering for you to sustain your operations.
"Our supply costs may be higher than we expect because of fluctuations in availability and cost of roasted coffee."
8. Please disclose the expected costs involved in acquiring and operating a coffee-roasting machine, and state, if appropriate, that you may not be able to purchase or lease one at all. In this connection, it appears from the Use of Proceeds section that you have reserved $36,000 for this purpose in the case you receive $100,000 in gross proceeds from this offering. Therefore, please add, if accurate, that you will not acquire a roasting machine if you fail to sell all of the 400,000 shares of common stock you are offering.

"Our common stock is considered a low priced security under rules promulgated by the Securities and Exchange Commission..."
9. Your shares of common stock will be treated as "penny stock" as defined by Rule 3a51-1 under the Exchange Act, and thus the shares are subject to the penny stock rules. Please expand the risk factor discussion to clarify that the shares are subject to the penny stock rules, and note the risks involved in investing in penny stock.
In
this regard, please specify to the effect that: (i) Commission rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors; (ii) for transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale; and (iii) the rule may affect the ability of broker-dealers to sell the securities and also may affect the ability of purchasers of the shares to sell the shares in the secondary market.

Use of Proceeds
10. Please include in the table of receipts and expenditures a third column to show how you intend to use the proceeds if you receive gross proceeds of $75,000, which is the mid-point between the minimum offering and the maximum offering. Similarly, include another column in the Dilution table to show the dilutive effects if 300,000 shares are sold.

Management`s Discussion and Analysis
11. Please discuss known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In addition, discuss in reasonable detail economic or industry-wide factors relevant to your company, and material opportunities, challenges and risks in short and long term and the actions you are taking to address them. See SEC Release
No. 33-8350.

Business
12. Please disclose the minimum dollar amount required by you to commence and continue operations for one year in accordance with your existing business plan.

Available Information
13. Please remove references to the Commission`s New York and Chicago regional offices. See 101(c)(3) of Regulation S-B.

Management
14. Please provide specific dates to account for the business experience for the past five years of Messrs. Gatto and Briggs.
See
Item 401(a)(4) of Regulation S-B.

Principal Shareholders
15. We note that your counsel beneficially owns 500,000 of your outstanding shares. Please indicate in the footnote that Mr.
Kimble
is your counsel for this offering. See Instruction 1 to Item 509 of
Regulation S-B.

Plan of Distribution
16. Since this is a self-underwritten offering, please provide us your legal analysis whether the principal shareholders need to register as broker-dealers. Refer to Rule 3a4-1 of the Securities Exchange Act of 1934. State your conclusions in this section of the prospectus.
17. Given the absence of a market in your securities, please disclose the basis of how you determined the offering price of $0.25 per share of common stock you are offering. If the offering price is arbitrarily determined by you, and bears no relationship whatsoever to your assets, earnings, book value, or any other objective standards of value, include a separate risk factor warning investors that subscribers run the risk of paying an amount in excess of what they will ultimately receive.
18. We note that your affiliates may purchase securities in this offering. Please represent, if appropriate, that you have no understanding, commitment, or agreement, written or oral, to offer or sell the securities to any individual or entity. If applicable, disclose who will purchase the securities and in what amount, and whether they may subscribe on the same terms and conditions as other purchasers. Finally, disclose whether your affiliates` purchases would count toward the minimum necessary to close the offering, and whether such purchases would be for investment purposes.
19. We note that you refer to certain circumstances that would constitute material changes to the terms of this offering, which would terminate the original offer. Please confirm your understanding that in such an event you would need to file a new registration statement to recommence the offer.
20. Please provide a list of events or contingencies that would have to occur as conditions precedent for you to extend the termination period of this offering. In this connection, include a firm statement indicating the final date beyond which the offering will not be extended under any circumstances.
21. Please discuss the material terms of your escrow agreement with
Brighton Bank, including the fact that the escrow agent will "promptly" transmit to investors who have subscribed the funds deposited in it after the termination of the offering.
Financial Statements

General
22. We assume your fiscal year end is June 30. Please clearly disclose your fiscal year end in your next amendment.

Exhibits Index
23. Please renumber your articles of incorporation and consent of counsel appropriately according to the numbers assigned to them in
Item 601 of Regulation S-B.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact David DiGiacomo, Staff Accountant, at (202)
551-
3319, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Van L. Butler, Esq.
	Thomas G. Kimble & Associates
	Fax:  (801) 359-6603

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Adam Gatto
Barossa Coffee Company, Inc.
August 4, 2005
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